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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     -------

                                AMENDMENT NO. 11
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              Omega Worldwide, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.10 per share
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                         (Title of Class of Securities)

                                    68210B108
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                                 (CUSIP Number)

                                Todd P. Robinson
                            2307 Princess Ann Street
                        Greensboro, North Carolina 27408
                            Telephone: (336) 286-2087

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With copies to:

                            Barney Stewart III, Esq.
                             Moore & Van Allen, PLLC
                       100 North Tryon Street, Suite 4700
                      Charlotte, North Carolina 28202-4003

                                 August 1, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO.: 68210B108
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        1           NAMES OF REPORTING PERSONS
                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    Todd P. Robinson

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        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)[_]

                                                                        (b)[_]

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        3           SEC USE ONLY

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        4           SOURCE OF FUNDS

                    PF

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        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e)                          [_]
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        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    United States

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 NUMBER OF SHARES       7       SOLE VOTING POWER
                                1,213,342

                   -------------------------------------------------------------
   BENEFICIALLY         8       SHARED VOTING POWER
     OWNED BY                   0
                   -------------------------------------------------------------
  EACH REPORTING        9       SOLE DISPOSITIVE POWER
                                1,213,342

                   -------------------------------------------------------------
   PERSON WITH          10      SHARED DISPOSITIVE POWER
                                0

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        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,213,342

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        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES  [_]

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        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    9.8%

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        14          TYPE OF REPORTING PERSON

                    IN

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                                  Page 2 of 6

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This Amendment No. 11 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission. The class of equity securities to which the Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc. (the "Issuer").

Item 4 of the Statement is hereby amended by deleting Mr. Robinson's prior Item 4 Statements and replacing them with the following:

Item 4.  Purpose of Transaction

     Mr. Robinson acquired and holds shares of the Common Stock for investment and to take such actions as he deems appropriate to enhance the value of his investment.

     Except as described in Item 6 below, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs
(a) through (j) of Item 4.

Item 5 of the Statement is hereby amended by deleting Mr. Robinson's prior Item 5 Statements and replacing them with the following:

Item 5.  Interest in the Securities of the Issuer

     (a) Mr. Robinson beneficially owns 1,213,342 shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Robinson represent approximately 9.8% of the Issuer's outstanding Common Stock based on the shares reported as outstanding in the Issuer's Form 10-Q Report for the quarter ended March 31, 2002.

     (b) Subject to the Tender Agreement (as defined herein) as described in
Item 6 below, Mr. Robinson has sole voting and dispositive power with respect to the shares identified in subparagraph 5(a) above.

Item 6 is amended to add the following:

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Issuer entered into an Agreement and Plan of Merger, dated as of August 1, 2002 (the "Merger Agreement"), with Four Seasons Health Care Limited (the "Parent"), a private limited company organized under the laws of England and Wales, and Delta I Acquisition, Inc. (the "Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of the Parent pursuant to which the Purchaser has agreed to commence a tender offer (the "Offer") for any and all of the issued and outstanding shares of Common Stock for a cash price of $3.32. The Merger Agreement provides that following consummation of the Offer and subject to certain other terms and conditions in the Merger Agreement and in accordance with Delaware law, the Purchaser will be merged (the "Merger") with and into the Issuer and the shares of Common Stock that are not acquired in the Merger will be converted into the right to receive $3.32 per share in cash.

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         In connection with the execution of the Merger Agreement, Mr. Robinson entered into a Tender and Option Agreement and Irrevocable Proxy, dated as of August 1, 2002 (the "Tender Agreement"), with the Parent, the Purchaser and the Issuer. A copy of the Tender Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference. The following summary of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement.

         Pursuant to the Tender Agreement, so long as the Merger Agreement has not been terminated in accordance with its terms, Mr. Robinson agreed to (i) tender validly pursuant to the Offer (and not thereafter to withdraw) all shares of the Common Stock owned by him pursuant to and in accordance with the terms of the Offer, (ii) vote in favor of the Merger and the terms of the Merger Agreement and against any action that would result in a breach of the Merger Agreement or an extraordinary corporate transaction other than the Merger, (iii) grant to the Parent and Purchaser a proxy to vote or act by written consent with respect to Mr. Robinson's shares of Common Stock, and (iv) grant the Parent and Purchaser an irrevocable option to purchase Mr. Robinson's shares of Common Stock in the event either (A) the Merger Agreement is terminated or (B) Mr. Robinson fails to tender his shares of Common Stock in accordance with the Tender Agreement.

         In connection with the Tender Agreement, Mr. Robinson has made certain customary representations, warranties and covenants, including with respect to
(i) ownership of his shares of Common Stock, (ii) Mr. Robinson's capacity to execute and deliver the Tender Agreement, to perform his obligations thereunder and to consummate the transactions contemplated thereby, (iii) the ability of Mr. Robinson to enter into the Tender Agreement without consent or approval of any other parties and without violating other agreements to which he is a party,
(iv) the absence of liens and encumbrances on and in respect of Mr. Robinson's shares of Common Stock and (v) certain restrictions on the transfer of Mr. Robinson's shares of Common Stock.

         Other than as described herein, there are no contracts, arrangements or understandings between Mr. Robinson and any other Person, with respect to the securities of the Issuer. Item 7 is hereby amended in its entirety as follows:

Item 7.  Material to be Filed as Exhibits.

         1. Tender and Option Agreement and Irrevocable Proxy dated as of August 1, 2002 by and among Four Seasons Health Care Limited, Delta I Acquisition, Inc., Omega Worldwide, Inc. and Todd P. Robinson.

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                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 21, 2002


                                                     By: /s/ Todd P. Robinson
                                                        -----------------------
                                                        Todd P. Robinson

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                                  Exhibit Index

Exhibit

         1. Tender and Option Agreement and Irrevocable Proxy dated as of August 1, 2002 by and among Four Seasons Health Care Limited, Delta I Acquisition, Inc., Omega Worldwide, Inc. and Todd P. Robinson.